SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Independent Bank Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

45384B 106
(CUSIP Number)

LEP Carlile Holdings, LLC
650 Madison Avenue, 21st Floor
New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
LEP Carlile Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,546,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,546,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,546,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%*

14	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

* Calculation based on 27,807,190 shares of Common Stock outstanding as of November 27, 2017, as reported in the Prospectus Supplement (as defined below) and the issuance of 448,500 shares of Common Stock by the Issuer on November 29, 2017, pursuant to an underwritten public offering as described in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS
Lee Equity Partners Realization Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,546,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,546,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,546,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%*

14	TYPE OF REPORTING PERSON
PN

* Calculation based on 27,807,190 shares of Common Stock outstanding as of November 27, 2017, as reported in the Prospectus Supplement and the issuance of 448,500 shares of Common Stock by the Issuer on November 29, 2017, pursuant to an underwritten public offering as described in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS
Lee Equity Strategic Partners Realization Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,546,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,546,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,546,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%*

14	TYPE OF REPORTING PERSON
PN

* Calculation based on 27,807,190 shares of Common Stock outstanding as of November 27, 2017, as reported in the Prospectus Supplement and the issuance of 448,500 shares of Common Stock by the Issuer on November 29, 2017, pursuant to an underwritten public offering as described in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS
Thomas H. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,546,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,546,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,546,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%*

14	TYPE OF REPORTING PERSON
IN

* Calculation based on 27,807,190 shares of Common Stock outstanding as of November 27, 2017, as reported in the Prospectus Supplement and the issuance of 448,500 shares of Common Stock by the Issuer on November 29, 2017, pursuant to an underwritten public offering as described in the Prospectus Supplement.

1	NAME OF REPORTING PERSONS
LEP Carlile Co-Investor Group I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,546,796

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,546,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,546,796

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%*

14	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

* Calculation based on 27,807,190 shares of Common Stock outstanding as of November 27, 2017, as reported in the Prospectus Supplement and the issuance of 448,500 shares of Common Stock by the Issuer on November 29, 2017, pursuant to an underwritten public offering as described in the Prospectus Supplement.

This Amendment No. 1 (“Amendment No. 1”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Independent Bank Group, Inc., a Texas corporation (the “Issuer”) and amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 11, 2017 (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

At the closing on December 6, 2017, the Reporting Persons sold 386,699 shares of Common Stock in the aggregate, at a price of $62.40 per share (after deduction for the underwriter discount), in an underwritten public offering as described in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on November 29, 2017 (the “Prospectus Supplement”).

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are supplemented as follows:

(a) and (b)

The responses set forth on rows 7 through 13 of the covers pages of this Statement are incorporated herein by reference.

(c)

Except as set forth in this Amendment No. 1, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 of the Schedule 13D has engaged in any transaction in any shares of the Issuer’s Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the underwritten sale of Common Stock described in Item 4 of this Amendment No. 1, the Reporting Persons entered into an underwriting agreement with Stephens Inc., as representative of the several underwriters named therein, dated as of November 29, 2017 (the “Underwriting Agreement”) pursuant to which the Reporting Persons sold an aggregate of 386,699 shares of Common Stock at a price of $62.40 per share (after deduction for the underwriter discount). Pursuant to the Underwriting Agreement, the Reporting Persons also entered into a lock up agreement (the “Lock Up Agreement”) pursuant to which they agreed to customary restrictions on sales of securities for 90 days following such underwritten sale, subject to certain exceptions specified therein. The Underwriting Agreement (including a form of Lock Up Agreement) is filed as Exhibit C hereto.

Item 1.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit C
Underwriting Agreement, dated November 29, by and among the Issuer, David R. Brooks as attorney-in-fact for the Selling Shareholders and Stephen Inc., as representative of the several Underwriters named therein (incorporated by reference to  Exhibit 1.1 of the Current Report on Form 8-K filed by Independent Bank Group, Inc. with the Securities and Exchange Commission on November 29, 2017).

SIGNATURE

LEP CARLILE HOLDINGS, LLC

By:	/s/ Joseph B. Rotberg	12/07/2017
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

LEE EQUITY PARTNERS REALIZATION FUND, L.P.
By: Lee Equity Partners Realization Fund GP, LLC, its general partner

By:	/s/ Joseph B. Rotberg	12/07/2017
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

LEE EQUITY STRATEGIC PARTNERS REALIZATION FUND, L.P.
By: Lee Equity Partners Realization Fund GP, LLC, its general partner

By:	/s/ Joseph B. Rotberg	12/07/2017
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

THOMAS H. LEE

By	/s/ Joseph B. Rotberg	12/07/2017
Attorney-in-Fact		Date

LEP CARLILE CO-INVESTOR GROUP I, LLC

By:	/s/ Joseph B. Rotberg	12/07/2017
Name: Joseph B. Rotberg		Date
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit C
Underwriting Agreement, dated November 29, by and among the Issuer, David R. Brooks as attorney-in-fact for the Selling Shareholders and Stephen Inc., as representative of the several Underwriters named therein (incorporated by reference to  Exhibit 1.1 of the Current Report on Form 8-K filed by Independent Bank Group, Inc. with the Securities and Exchange Commission on November 29, 2017).